

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 18, 2024

Simon Durack
Chief Financial Officer
Advanced Health Intelligence Ltd.
71-73 South Perth Esplanade, Unit 5
South Perth, WA 6151
Australia

> **Re: Advanced Health Intelligence Ltd.**
> **Form 20-F for the Fiscal Year Ended June 30, 2023**
> **File No. 001-41089**

Dear Simon Durack:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology